(212) 318-6054

vadimavdeychik@paulhastings.com

June 20, 2017

Mr. Frank Buda

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”)

File Numbers: 333-211881; 811-23160

Dear Mr. Buda:

This letter responds to your comments communicated to the undersigned with respect to the registration statement on Form N-1A for the Trust, filed on March 14, 2017, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) with the Securities and Exchange Commission (the “Commission”). The registration statement registers the following two series of the Trust: Gabelli Small Cap Growth NextShares (“Small Cap Growth Fund”) and Gabelli RBI NextShares (“RBI Fund”, each a “Fund” and together with Small Cap Growth Fund, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the registration statement, unless otherwise indicated.

Comment 1: Please confirm that the fee waiver for each Fund will be effective for no less than one year from the effective date of the Funds’ registration statement.

Response: Confirmed, the fee waiver will be effective for no less than one year from the effective date of the Funds’ registration statement.

Comment 2: In the “Expense Example” section of the prospectus, please revise the relevant language to note that investors may pay brokerage commissions on purchases and sales of Fund shares.

Response: The Trust respectfully submits that the relevant language has been revised to state: “Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example.”

Comment 3: With respect to the Small Cap Growth Fund, please revise the third sentence in the first paragraph under the Principal Investment Strategies section to remove the word “currently”.

Response: The Trust respectfully submits that the sentence has been revised to read: “The Adviser characterizes small companies for the Fund as those with total common stock market values of $3 billion or less at the time of investment.”

Comment 4: In light of the Small Cap Growth Fund’s focus on growth companies, please consider replacing the Value Investing Risk with Growth Investing Risk.

Response: The Trust respectfully submits that Value Investing Risk has been replaced with Growth Investing Risk.

Comment 5: Please confirm whether the Small Cap Growth Fund will invest in foreign securities. If so, please update the Principal Investment Strategies section to note that the Fund will invest in foreign securities.

Response: The Trust respectfully submits that the following language has been added to the Principal Investment Strategies section: “The Fund may also invest in foreign securities.”

Comment 6: Please add language to the Foreign Securities Risk factor to note that to the extent a Fund invests in foreign securities there may deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market). In addition, please add language to note that there may be deviations between the market price of the Fund shares and the value of the underlying foreign securities held by the Fund.

Response: The Trust respectfully submits that the following language will be added to the Foreign Securities Risk: “To the extent that the underlying securities held by the Fund trade on foreign exchanges that may be closed when the securities exchange on which the Fund’s shares trade is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security. In addition, there may be deviations between the market price of Fund shares and the value of the underlying foreign securities held by the Fund.”

Comment 7: With respect to the RBI Fund, please provide additional information with respect to the industrials industry, specifically, please list the components of the industrials industry. In addition, to the extent appropriate, please consider adding standalone risk factors for each of the components of the industrials industry.

Response: The Trust respectfully submits that the current language in the Principal Investment Strategies section and in the Industry Concentration Risk factor accurately describes what the Adviser considers to be the components of the industrials industry, which include domestic and foreign services and equipment companies focused on physical asset development, including roads, bridges, and infrastructure. Thus, the Trust does not believe any further revisions are necessary at this time.

Furthermore, the Trust respectfully submits that the Principal Risks section accurately describes the principal risks associated with investing in the Fund and no further changes are required at this time.

Comment 8: Please explain how the Trust intends to comply with the recent amendment to the Settlement cycle Rule (Rule 15c6-1(a)) under the Securities Exchange Act of 1934, to shorten the standard settlement cycle from three business days after the trade date to two business days after the trade date.

Response: The Adviser is currently analyzing the impact of the newly adopted rules on the Trust, and will make any necessary adjustments by the relevant compliance date.

Comment 9: To the extent Fund shares are sold through banks, please add disclosure required under Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust respectfully submits that the underlined language below will be added in the Principal Risks section under the heading You may want to invest in the Fund if:

The Fund’s share price will fluctuate with changes in the market value of the Fund’s portfolio securities. Your investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; you may lose money by investing in the Fund. When you sell Fund shares, they may be worth more or less than what you paid for them.

Comment 10: Please consider expanding the applicable disclosure pursuant to the requirements of Item 9 of Form N-1A; specifically, for the Small Cap Growth Fund, please add the 80% policy disclosure and identify the capitalization range. With respect to the RBI Fund, please explain how the Adviser determines whether a company is focused on a particular area of business (e.g., roads).

Response: With respect to the Small Cap Growth Fund, the Trust respectfully submits that the 80% policy disclosure and the capitalization range have been added to Item 9 disclosure.

With respect to the RBI Fund, the Adviser determines whether a company is focused on a particular business area by, among other things, conducting primary research on the company. This could include, but is not limited to, examining regulatory and public filings, in-person visits to the company’s headquarters, as well as through discussions with potential customers of and vendors to the business.

Comment 11: With respect to the RBI Fund, please disclose what type of securities the Fund will invest in.

Response: The Trust respectfully submits that the RBI Fund will invest in equity securities and has added corresponding disclosure to the Principal Investment Strategies section.

Comment 12: With respect to the RBI Fund, please expand the discussion regarding the Fund’s concentration policy. Please also expand discussion regarding what components constitute industrials industry.

Response: The Trust respectfully submits that the relevant language has been revised to state: “The Fund’s policy of concentration (i.e., to invest more than 25% of the Fund’s net assets in companies in the industrials industry) is a fundamental policy. Fundamental Policies may not be changed without the authorization of a vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding shares.” Furthermore, as noted above, the Trust respectfully submits that the components of the industrials industry are adequately described in the Principal Investment Strategies section and Industry Concentration Risk factor.

Comment 13: Please move Liquidity and Authorized Participant Risk factors to the Item 9 disclosure portion of the prospectus. In addition, please consider revising the Authorized Participant Risk factor to specify whether securities underlying the shares are traded outside of the collateralized settlement system.

Response: The Trust respectfully submits that each of the risk factors noted in the Comment above have been moved to the disclosure required under Item 9 of Form N-1A. The Trust respectfully submits that the current Authorized Participant Risk disclosure is sufficiently tailored with respect to the risks associated with shares trading outside the collateralized settlement system.

Comment 14: Please add disclosure pursuant to Item 10(a)(1)(3) of Form N-1A to note that discussion regarding approval of the Funds’ investment advisory agreements will be included in the Funds’ annual or semi-annual report, as applicable.

Response: The Trust respectfully submits that the following language has been added to the Management and Organization of the Funds section: “A discussion regarding the basis for the Board’s approval of the investment advisory agreement for each of the Funds will be provided in the Funds’ next available shareholder report.”

Comment 15: With respect to the discussion regarding Intraday Indicative Value (“IIV”), please explain whether certain expenses (e.g., operating expenses) factor in IIV calculation, and disclose value types used in determining IIV (e.g., whether stale prices for international securities are updated for currency exchanges). In addition, if stale prices may be used, please consider adding a corresponding risk factor.

Response: The Trust respectfully submits that in the Funds’ prospectus, paragraph titled Intraday Indicative Values sufficiently discloses that IIV calculations are estimates of real time value of the Funds’ underlying holdings based on current market prices for such holdings.

Comment 16: Please confirm that if a Fund sells credit protection on credit default swaps, it will segregate or earmark the full notional amount. Please add corresponding disclosure, as applicable. In addition, please confirm that if a Fund writes a cash settled option and that option is a put option that the Fund will set aside or earmark sufficient amount of liquid assets to cover the exercise price of the option, and if such option is a call option, the Fund will set aside the value of the underlying deliverable.

Response: The Trust confirms that a Fund will segregate or earmark a sufficient amount in cash or liquid assets in order to cover the full notional obligation of a credit default swap in which the Fund is a seller. The Trust does not believe any further disclosure on this point is necessary at this time.

With respect to cash settled options, the Trust respectfully submits that a Fund will segregate assets consistent with the requirements under Investment Company Act of 1940, the rules thereunder, and SEC and staff interpretative guidance.

Comment 17: With respect to the below language which can be found in the Statement of Additional Information, please provide legal support for Roman numeral two.

To the extent the terms of derivatives transactions obligate a Fund to deliver particular securities to extinguish the Fund’s obligations under such transactions a Fund may “cover” its obligations under such transactions by either (i) owning the securities or collateral underlying such transactions or (ii) having an absolute and immediate right to acquire such securities or collateral without additional cash consideration (or, if additional cash consideration is required, having earmarked or segregated an appropriate amount of cash or liquid assets).

Response: Please see Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987); see also Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015) (stating “Our staff also has stated that it would not object to a fund covering its obligations by entering into certain cover transactions or holding the asset (or the right to acquire the asset) that the fund would be required to deliver under certain derivatives”), citing, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011).

Comment 18: Please add disclosure noting that asset segregation is also designed to limit a Fund’s leverage.

Response: The Trust respectfully submits that it has added the requested disclosure, where applicable.

Comment 19: In the Statement of Additional Information, Investment Restrictions section, please add “group of industries” at the end of Small Cap Growth Fund’s second investment restriction, and make similar change for the RBI Fund.

Response: Confirmed. The requested change has been made.

Comment 20: Please explain how the Trust intends to comply with NASDAQ’s new continued listing standards.

Response: The Trust respectfully submits that it is aware of the recent amendments to NASDAQ’s listing standards. Based on discussions with NASDAQ representatives, the Trust has been made aware that the applicable rule change is currently in the process of being amended to change the implementation date for the new listing standards to October 1, 2017. The Trust will continue to monitor the implementation of the new listing standards and will ensure that it meets the required listing requirements.

Comment 21: Please confirm that Forms of Agreements filed as exhibits reflect the material terms of the final agreements, or consider filing as exhibits the final agreements.

Response: Confirmed, the forms of agreements previously filed as exhibits reflect the material terms of the final agreements.

Comment 22: Please file opinion of local counsel as an exhibit to the next post-effective amendment.

Response: Confirmed, local counsel’s option will be filed as an exhibit.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP